NYSe
AN ICE EXCHANGE

November 19, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
Fidelity Covington Trust, under the Exchange Act of 1934:

- Fidelity Enhanced Emerging Markets ETF

- Fidelity Enhanced U.S. All-Cap Equity ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com